Exhibit 99.12
IN THE SUPERIOR COURT OF FULTON COUNTY
STATE OF GEORGIA

SHARON WILLIAMS and JEFFREY JANNETT,	)
on behalf of themselves and all other persons	)
similarly situated,	)
)
Plaintiff,	)
	)	Cons. Civil Case No.: 2006CV113858
vs.	)
)
F. DUANE ACKERMAN, REUBEN V.	)
ANDERSON, JAMES H. BLANCHARD,	)
J. HYATT BROWN, ARMANDO M. CODINA,	)
MARK L. FEIDLER, KATHLEEN F.	)
FELDSTEIN, JAMES P. KELLY, LEO F.	)
MULLIN, ROBIN B. SMITH, WILLIAM S.	)
STAVROPOLOUS, and BELLSOUTH	)
CORPORATION,	)
)
Defendants.	)
CONSOLIDATED SHAREHOLDERS’ CLASS ACTION COMPLAINT
     Plaintiffs, by their undersigned attorneys and for this complaint against defendants, allege upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a shareholders’ class action on behalf of plaintiffs and the other holders of BellSouth Corporation (“BellSouth” or the “Company”) common stock against certain directors and/or officers of BellSouth. The action seeks equitable relief relating to the contemplated merger of BellSouth with AT&T Inc. (“AT&T”). The Company entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which AT&T will acquire all of the Company’s outstanding common stock (the “Proposed Transaction”). The defendants have agreed to the

Proposed Transaction, however, without having engaged in fair and open negotiations with all potential bidders, and without having performed an active market check and/or open auction for the sale of the Company. Moreover, the terms of the Merger Agreement have impermissibly tilted the playing field in favor of AT&T, virtually ensuring that there will be no competing bids for the Company. In addition, the defendants have failed to disclose all material information concerning the Proposed Transaction to BellSouth shareholders, thus preventing them from casting a fair and informed vote on the Proposed Transaction. The Individual Defendants, as defined below, have acted, and are acting, contrary to their fiduciary duties to BellSouth’s shareholders. Thus, this action seeks to, inter alia, enjoin the Proposed Transaction, strike certain provisions of the Merger Agreement, and enjoin the shareholders’ meeting until curative disclosures are made.
THE PARTIES
     2. Plaintiffs Sharon Williams and Jeffrey Jannett (“Plaintiffs”) are the owners of common stock of BellSouth, and have been the owners of such shares continuously since prior to the wrongs complained of herein.
     3. Defendant BellSouth is a Georgia corporation with its principal executive offices located at 1155 Peachtree Street N.E., Atlanta, Georgia. BellSouth provides telecommunications and broadband services in the United States. It offers various wireline communications services, including long distance services comprising convenience features, such as caller ID, call forwarding, voice mail, and dial-up access to the Internet, as well as Internet services and voice and data solutions to residential and small business customers. The Company also provides broadband Internet access, private networks, data services, high-speed data equipment and transmission, conferencing, and industry-specific communications arrangements for industries such as banking, healthcare, and manufacturing. As of January 31, 2006, the Company had 1,797,816,495 shares of Common Stock and Preferred Stock Purchase Rights outstanding.
     4. Defendant F. Duane Ackerman (“Ackerman”) is and has been the Chairman of BellSouth’s Board of Directors and the Company’s Chief Executive Officer at all times relevant hereto.
     5. Defendant Mark L. Feidler (“Feidler”) is and has been a director, the President, and Chief Operating Officer of BellSouth at all times relevant hereto.
     6. Defendants Reuben V. Anderson, James H. Blanchard, J. Hyatt Brown, Armando M. Codina, Kathleen F. Feldstein, James P. Kelly, Leo F. Mullin (“Mullin”), Robin B. Smith, and William S. Stavropolous are and have been directors of the Company at all times relevant hereto. (Together with Ackerman and Feidler, these defendants are collectively referred to herein as the “Individual Defendants.”)
     7. By virtue of their positions as directors and/or officers of the Company, the Individual Defendants owed and owe Plaintiffs and the other public shareholders of BellSouth fiduciary obligations of due care, loyalty, good faith, and full and fair disclosure and were and are required to: (a) act in furtherance of the best interests of Plaintiffs as shareholders of BellSouth; (b) maximize value on a sale of the Company; (c) refrain from abusing their positions of control; and (d) disclose all material information to BellSouth shareholders in connection with any proposed shareholder vote.
CLASS ACTION ALLEGATIONS
     8. Plaintiffs bring this action on their own behalf and as a class action pursuant to O.C.G.A. § 9-11-23, on behalf of all holders of BellSouth common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.
     9. This action is properly maintainable as a class action.
     10. The Class is so numerous that joinder of all members is impracticable. As of January 31, 2006, there were over 1.79 billion shares of BellSouth common stock outstanding, owned by hundreds if not thousands of beneficial holders scattered throughout the United States.
     11. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether the defendants, by entering into the Merger Agreement and agreeing to the Proposed Transaction, have breached fiduciary duties owed by them to Plaintiffs and the other members of the Class;
          (b) whether the Merger Agreement and Proposed Transaction are grossly unfair to the Class;
          (c) whether defendants failed to disclose all material information to shareholders regarding the Proposed Transaction;
          (d) whether Plaintiffs and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and
          (e) whether defendants have violated their fiduciary duty of disclosure in connection with the Proposed Transaction.
     12. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the

Class, Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.
     13. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.
     14. The party opposing the Class has acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
The Relationship Between AT&T and BellSouth
     15. AT&T and BellSouth have each considered the possibility of combining with the other from time to time since even before the passage of the Telecommunications Act of 1996 and from time to time have had preliminary discussions regarding the possibility of such a transaction. Most recently, in late 2004 and early 2005, representatives of AT&T and BellSouth had discussions concerning the possibility of a business combination, but were unable to agree on a basis to continue discussions at that time.
     16. In addition to their numerous combination discussions, AT&T and the Company have a history of collaborating on various joint ventures, including Cingular Wireless in April 2000, and YellowPages.com in October 2004.

     17. In April 2000, AT&T (then known as SBC) and BellSouth contributed their respective mobile wireless voice and data businesses to their Cingular Wireless (“Cingular”) joint venture. Cingular is 60% owned by AT&T and 40% owned by BellSouth, but control of the joint venture is shared equally. As co-owners of Cingular, AT&T and BellSouth are party to various governance arrangements, including the limited liability company agreement of Cingular Wireless LLC and the shareholders agreement of Cingular Wireless Corporation, and each was a party to the merger between Cingular and AT&T Wireless in February 2004.
Background of the Proposed Transaction
     18. In early January 2006, AT&T contacted BellSouth to determine if the Company was interested in reopening discussions concerning a business combination between AT&T and BellSouth. Ackerman met with AT&T’s financial advisor on January 13 and indicated that he was open to discussing such a transaction. The next day, Ackerman met with AT&T’s Chairman and CEO, Edward E. Whitacre Jr. (“Whitacre”), and continued these discussions. Thereafter, the BellSouth board authorized continued discussions with AT&T.
     19. On February 10, 2006, Ackerman and Whitacre met and discussed a possible business combination on the basis of an exchange ratio of 1.325 AT&T common shares for each BellSouth common share. By February 16, 2006, the parties had entered into mutual confidentiality agreements and began due diligence. The Proxy (as defined herein) indicates that “[s]ignificant areas of negotiation included the scope and degree of reciprocity of representations and warranties and interim operating covenants, the conditions to closing, the terms upon which BellSouth could consider an alternative acquisition proposal and the process for dealing with any such proposal, the amount and triggers for payment of termination fees and various benefit and employee related provisions of the merger agreement.” Significantly, the consideration offered to

BellSouth shareholders in the Proposed Transaction was not, apparently, a “significant area[] of negotiation” amongst the parties.
     20. By March 4, 2006, seemingly without ever having considered whether any other potential bidders would be interested in acquiring the Company at a greater price, BellSouth agreed to the Merger Agreement with AT&T at the 1.325 exchange ratio—the same ratio at which negotiations first began.
BellSouth Agrees to the Proposed Transaction With AT&T
     21. On March 6, 2006, the Company announced that its Board of Directors had unanimously approved the execution of the Merger Agreement with AT&T for the acquisition of all of the Company’s outstanding common stock. The consideration contemplated in connection with the Proposed Transaction is 1.325 shares of AT&T common stock for each share of BellSouth common stock. Based on the price of AT&T common stock at the close of trading on March 3, 2006, the consideration offered in the Proposed Transaction has a value of approximately $37.09 per share — or a premium of only 17.9%. The total value of the Proposed Transaction is reported to be approximately $67 billion, including assumption of the Company’s debt.
     22. By agreeing to the Proposed Transaction, the Individual Defendants have failed to secure an adequate merger price, and thereby betrayed the interests of the Company’s public shareholders. The proposed consideration is inadequate and unfair to Plaintiffs and the Class because, in reality, it offers a very meager premium, if any, and thereby deprives Plaintiffs and the Class of the true and full value of their shares.
     23. The consideration to be paid to Plaintiffs and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things:

          (a) The intrinsic value of BellSouth is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets; and
          (b) The consideration is not the result of an appropriate evaluation of the value of BellSouth because the Individual Defendants approved the Proposed Transaction without undertaking steps to accurately ascertain BellSouth’s transactional value through open bidding or at least a market check mechanism.
     24. The Proposed Transaction will deny class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
     25. By unanimously approving the Proposed Transaction with AT&T, BellSouth’s Board has initiated a process to sell the Company that imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the Proposed Transaction were not the result of an auction process or active market check; it was arrived at without a full and thorough investigation by the Individual Defendants of strategic alternatives; and the Proposed Transaction is intrinsically unfair and inadequate from the Plaintiffs’ standpoint.
     26. The Individual Defendants failed to make an informed decision, as no market check of the Company’s value was obtained. In agreeing to the Proposed Transaction, the Individual Defendants failed to properly inform themselves of BellSouth’s highest transactional value.
     27. In addition, the Individual Defendants have taken impermissible steps to lock up the deal and hinder other potential acquirers in their attempts to acquire the Company. Thereby, the Individual Defendants have impermissibly tilted the playing field in favor of AT&T. For instance, the Proposed Transaction contemplates a termination payment exceeding $1.7 billion payable in the event that the Individual Defendants and the Company approve an unsolicited, superior acquisition proposal from a third party. This payment is a significant deterrent to other potential acquirers based on its massive size — it would constitute an up-front cost of almost $2 billion that any third party acquirer would have to pay before even attempting to make a topping bid.
     28. Moreover, the Merger Agreement contains an onerous “no-shop” provision that precludes the Individual Defendants from looking elsewhere for better terms or engaging in negotiations relating to a sale of the Company except in certain, narrowly proscribed circumstances. If the Company receives an unsolicited acquisition proposal, pursuant to § 6.2(g) of the Merger Agreement, it is obligated to give AT&T a free look at the material terms of any such offer within twenty-four hours of its receipt. Moreover, to the extent negotiations occur between the Company and a third party, BellSouth is obligated to keep AT&T apprised of the status of those negotiations, and disclose the information it provides to the third party. This is significant because, to the extent the Company receives a “Superior Proposal” from a third party, AT&T can modify the terms of the Proposed Transaction, and the Company is thereafter required to negotiate with AT&T regarding any such modifications. The Merger Agreement does not, however, provide the third party with the opportunity to obtain information regarding any revised AT&T proposals. Accordingly, AT&T has an unfair advantage in that the inside knowledge the Company is obligated to provide will always enable AT&T to make a “superior proposal.” The third party, however, does not have the opportunity to negotiate with the knowledge of any changes to the Proposed Transaction that AT&T may propose. This disadvantage also will serve as a significant deterrent to would-be third party acquirers.

     29. By agreeing to the Proposed Transaction, the Individual Defendants also are seeking to aggrandize their own interests at the expense of the Company’s unaffiliated shareholders. For example, Ackerman personally stands to gain from an overly excessive change of control agreement. Ackerman is to receive an estimated severance package of $9,213,750 and performance shares with a value of $24,648,782. Notably Ackerman’s stock options will all be subject to accelerated vesting in connection with the Merger. Although there has been public disclosure of the number of stock options (269,784) owned by Ackerman, there has been no disclosure of the value he will receive for those options in the Merger. It has been publicly disclosed that Ackerman will be employed by AT&T subsequent to the closing of the Proposed Transaction for a 90-day transition period. There has been no public disclosure, however, of the amount of compensation he has been offered for this service. Clearly, Ackerman is poised to receive more than the $30 million publicly disclosed as his “interest” in the Proposed Transaction. In addition, with respect to the Company’s other officers and/or directors, the Proposed Transaction will trigger certain change in control severance agreements, restricted stock agreements, bonus plans, the accelerated vesting of certain options, and other benefits that these individuals will receive if the Proposed Transaction is approved. Given these massive, potential benefits, Ackerman and the other Individual Defendants have significant motives to attempt to cram the Proposed Transaction down on the Company’s public shareholders.
     30. As a result of the foregoing, defendants have failed to act in good faith or with due care in negotiating, evaluating, and approving the Proposed Transaction, a transaction that will benefit Ackerman and other members of BellSouth management, as described herein.

Defendants Failed To Disclose Material Information Regarding the Proposed Transaction
     31. On March 31,2006, BellSouth filed with the Securities and Exchange Commission (“SEC”) a Preliminary Proxy Statement on Schedule 14A (the “Proxy” or the “Proxy Statement”).
     32. Notwithstanding the fact that BellSouth’s shareholders are being asked to exchange their equity interest in the Company for equity in AT&T, defendants have failed to provide the Company’s public shareholders with: (1) material information and/or have provided them with materially misleading information concerning the value of their BellSouth holdings and the value of the AT&T shares they will receive in the Proposed Transaction; (2) the interests of BellSouth’s officers and senior management in the Proposed Transaction; and (3) potential conflicts of interest suffered by the financial advisors to AT&T and BellSouth.
     BellSouth Shareholders Cannot Properly Evaluate Whether the Consideration They Are Being Offered in the Proposed Transaction is Fair and Adequate
     33. The Proxy indicates that the parties began their negotiations on the basis of an exchange ratio of 1.325 AT&T common shares for each BellSouth common share. This, of course, is the exchange ratio upon which the parties to the deal ultimately agreed. There is no indication in the Proxy that BellSouth negotiated or attempted to negotiate the exchange ratio. Nor is there any indication as to whether BellSouth considered any other bidders or strategic alternatives to the Proposed Transaction. In fact, the “Background of the Merger” section of the Proxy is a sparse page and a half in length — providing BellSouth’s shareholders with very little background at all.
     34. Most notably, there is a lack of information in the Proxy concerning the most recent financial results and/or financial projections for BellSouth and AT&T. Instead, the Proxy limits its disclosure of financial information to results preceding December 31, 2005. This information is material to any shareholder’s consideration of the value of what they are being asked to surrender in the Proposed Transaction (their BellSouth stock) and what they are being asked to accept (AT&T stock), and, ultimately, whether the Proposed Transaction represents a fair and adequate value for their equity interests in the Company. This information was relied upon by the parties and their financial advisors in connection with the negotiation of the Proposed Transaction and it should now be provided to BellSouth’s shareholders so that they can properly evaluate whether the Proposed Transaction is fair to them, from a financial point of view, as defendants suggest in the Proxy.
     35. In addition, the Proxy indicates the potential for S80 million in expected synergies as a result of the Merger. However, there is no disclosure in the Proxy concerning: (a) the sources of those synergies; and (b) how those synergies have been calculated by each of the parties.
     36. Moreover, although the Proxy indicates that the Proposed Transaction is expected to be accretive to AT&T, there is no disclosure quantifying that statement. Without such information, shareholders are unable to evaluate and/or scrutinize whether the Individual Defendants maximized the value of the consideration to be received by BellSouth shareholders in connection with the Proposed Transaction.
     37. Without the foregoing information, BellSouth shareholders will be stranded without the material information necessary for them to evaluate whether they are being offered fair and adequate consideration for their equity interests in the Company. Thus, they will be unable to cast an informed vote on the Proposed Transaction.
Material Information is Omitted from the Proxy Concerning What BellSouth
Officers and/or Directors Will Receive in Connection with the Proposed Transaction
     38. The Proxy is materially incomplete in that it fails to provide full and complete details concerning the financial payments that will be made to BellSouth’s directors and/or officers in connection with the Proposed Transaction.

     39. The Proxy states that upon consummation of the Proposed Transaction all unvested outstanding options will vest and all restrictions on stock will be removed. However, the Proxy does not discuss or account for the economic value the Individual Defendants will realize as a result of this benefit. Furthermore, the Proxy merely states that Ackerman will serve a 90-day transition period without providing any discussion as to the compensation due to him for those services.
     40. Additionally, the Proxy highlights the fact that three BellSouth directors will serve on AT&T’s Board of Directors. However, what is noticeably lacking is any discussion of the process by which those directors will be chosen, and the compensation and benefits those parties will receive. Currently, the BellSouth Board of Directors consists of eleven directors with varying levels of experience and financial interest in the Company. Without a discussion of this important information a shareholder cannot reasonably determine the motives behind the Individual
Defendants’ approval of the Proposed Transaction.
     Material Information is Omitted from the Proxy Concerning BellSouth’s Financial Advisors’ Analyses and Potential Conflicts of Interest Suffered By Those Advisors
     41. The Proxy is materially incomplete concerning the assumptions underlying the valuation analyses performed by the financial advisors to BellSouth (Goldman Sachs and Citigroup Global Markets, Inc.) and AT&T (Lehman Brothers and Evercore Financial Advisors LLC, Inc.). Specifically, although the Proxy includes a summary of the results of those analyses, there is no disclosure of the assumptions underlying their analyses. Most importantly, as noted above, there is no disclosure of the financial projections upon which each financial advisor relied in performing their discounted cash flow analyses. This information forms the basis for the financial advisors’ opinion that the Proposed Transaction is fair, from a financial point of view, to

BellSouth shareholders, yet those shareholders are not able to evaluate that data for themselves or otherwise scrutinize the conclusions of the Company’s financial advisors,
     42. The Proxy is also silent on why each party retained two separate financial advisors, each of which will potentially be highly compensated in connection with the Proposed Transaction, Moreover, although each will potentially be highly compensated, there is no disclosure concerning the nature and/or extent of the work performed by each. For example, did BellSouth’s financial advisors conduct analyses independent of each other or otherwise have distinct roles, or did they combine their efforts throughout the process leading up to the Proposed Transaction? An explanation for the seemingly duplicative retention of very costly advisors is owed to the public shareholders so that they can properly evaluate the independence of those advisors upon whose fairness opinions they are being asked to rely.
     43. Notable, material information concerning actual and/or potential conflicts of interest suffered by the financial advisors to BellSouth and AT&T is omitted from the Proxy, Specifically, the Proxy indicates that each financial advisor has, from time to time, performed certain services for both AT&T and BellSouth. However, conspicuously omitted from the Proxy is any information concerning: (a) how the respective financial advisors were chosen to act as the Company’s financial advisor or whether the Company considered any other financial advisors; (b) the amount of fees earned by each financial advisor for work performed for AT&T or BellSouth in the past five years; and (c) the nature and extent of any work to be performed and/or fees to be earned by each of the advisors for AT&T in connection with pending or future engagements.
     44. Making matters worse, both Citigroup and Goldman Sachs’ compensation for services provided in connection with the Proposed Transaction is contingent upon the happening of one of two events: (1) if the Proposed Transaction is consummated, Citigroup and Goldman

Sachs will each be paid $35 million, (2) if the Proposed Transaction is terminated or otherwise does not close, and BellSouth receives a termination fee from AT&T, Citigroup and Goldman Sachs will each be paid $26.25 million. However, if neither of these events occur, neither Citigroup nor Goldman Sachs will receive compensation. This raises serious concerns regarding the independence and validity of the opinions rendered by these advisors.
     45. Moreover, the retention of Citigroup and Goldman Sachs by BellSouth was procedurally flawed as both companies have a longstanding and lucrative relationship with both BellSouth and AT&T. While the Proxy indicates that both Citigroup and Goldman Sachs have provided services to BellSouth and AT&T in the past, it does not disclose the nature of the services or quantify the compensation received, which may affect its judgment. In addition, the retention of Goldman Sachs was further flawed because Mullin, in addition to his role as a director of BellSouth, has an economic agreement with an affiliate of Goldman Sachs,
COUNT I
BREACH OF FIDUCIARY DUTIES
     46. The above paragraphs are hereby incorporated by reference as if set forth fully herein.
     47. Plaintiffs repeat and reallege each allegation set forth herein.
     48. The Individual Defendants were and are under a duty to act in the interests of the equity owners and to act in accordance with their fundamental duties of due care and loyalty. In these circumstances, the Individual Defendants must, as their fiduciary obligations require:
          (a) undertake an appropriate evaluation of BellSouth’s worth as a merger/acquisition candidate;
          (b) take all appropriate steps to enhance BellSouth’s value and attractiveness as a merger/acquisition candidate;

          (c) take all appropriate steps to effectively expose BellSouth to the marketplace in an effort to create an active auction for BellSouth, including, but not limited to, engaging in serious negotiations with any bona fide potential bidder;
          (d) disclose to the Company’s stockholders all material information;
          (e) act independently so that the interests of BellSouth’s public stockholders will be protected; and
          (f) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of BellSouth’s public stockholders.
     49. By entering into the Proposed Transaction with AT&T, defendants have initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the Proposed Transaction were arrived at without a full and thorough investigation by the Board of other alternative bidders and which terms are unfair and inadequate to BellSouth’s shareholders.
     50. Specifically, the Individual Defendants, in direct violation of their fiduciary duties, have improperly tilted the playing field in favor of AT&T, effectively eliminating the possibility that a superior offer will be made for the Company. The Merger Agreement substantially deters any third-party from coming forward and pursing a competing bid.
     51. In sum, the Individual Defendants have violated their fiduciary duties owed to BellSouth’s shareholders by agreeing to the terms of the Proposed Transaction, not properly shopping the Company, and acting in sheer haste to conclude the Proposed Transaction with the first bidder, thus demonstrating a lack of good faith, due care and loyalty to the detriment of BellSouth’s shareholders.
     52. The Individual Defendants failed to make an informed decision and considered only their own interests, or those of their colleagues, over that of the public shareholders. In agreeing to the Proposed Transaction, the defendants failed to properly inform themselves of BellSouth’s best alternative and its highest transactional value.
     53. In addition, as set forth above, material information is omitted from the Proxy concerning (a) the fairness and adequacy of the consideration being offered to BellSouth shareholders in the Proposed Transaction, (b) benefits to BellSouth officers and/or directors, and (c) the valuation analyses performed by the financial advisors to BellSouth and AT&T and potential conflicts of interest suffered by those advisors.
     54. Without material and accurate information, BellSouth shareholders cannot possibly make an informed judgment concerning whether to vote in favor of or against the Proposed Transaction.
     55. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme, breached their fiduciary duties to Plaintiffs and the other members of the Class. Defendants further are attempting unfairly to deprive Plaintiffs and other members of the Class of the true value of their investment in BellSouth.
     56. By reason of the foregoing acts, practices, and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the Class.

     57. As a result of the actions of defendants, Plaintiffs and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of BellSouth common stock.
     58. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transactions which will exclude the Class from its fair share of BellSouth’s valuable assets and businesses, and/or benefit the defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.
     59. Plaintiffs and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiffs pray for judgment and relief as follows:
     A. Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;
     B. In the event that the Proposed Transaction is consummated, rescinding and setting it aside or awarding rescissory damages to Plaintiffs and the Class;
     C. Awarding Plaintiffs and the Class compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the Proposed Transaction;
     D. Awarding Plaintiffs their costs and disbursements and reasonable allowances for the fees of Plaintiffs’ counsel and experts and reimbursement of expenses; and
     E. Granting such other and further relief as the Court may deem just and proper.
DATED: May 8, 2006.

CHITWOOD HARLEY HARNES LLP
/s/ Krissi T. Gore
Krissi T. Gore
Georgia Bar No. 687020 2300 Promenade II 1230 Peachtree Street, NE Atlanta, Georgia 30309 Tel: (404) 873-3900 Fax: (404) 876-4476

MILBERG WEISS BERSHAD
  & SCHULMAN LLP

Seth D. Rigrodsky
Brian D. Long
Sean M. Brennecke
919 N. Market Street, Suite 980
Wilmington, DE 19801
Tel: (302) 984-0597
Fax: (302) 984-0870

Attorneys for Plaintiffs

CERTIFICATE OF SERVICE
     This is to certify that I have served a true and correct copy of the within and foregoing “CONSOLIDATED SHAREHOLDERS’ CLASS ACTION COMPLAINT” by e-mail and hand delivery to counsel for defendants at the following address:

John L. Latham
Steve Collins
Brandon R. Williams
Mary C. Gill
ALSTON & BIRD, LLP
One Atlantic Center
1201 W. Peachtree Street, NE
Atlanta, GA 30303
          This 8th day of May, 2006.

/s/ Krissi T. Gore
Krissi T. Gore
Georgia Bar No. 687020

CHITWOOD HARLEY HARNES LLP
2300 Promenade II
1230 Peachtree Street, NE
Atlanta, Georgia 30309
Tel:     (404) 873-3900
Fax:     (404) 876-4476